Exhibit 23.1

KPMG LLP	Telephone	+1 617 988 1000
99 High Street	Fax	+1 617 507 8321
Boston, MA 02110-2374	Internet	www.us.kpmg.com
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Century Bancorp, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-118208, 333-58196, and 333-29987) on Form S-8 of Century Bancorp, Inc. of our reports dated February 23, 2010, with respect to the consolidated balance sheets of Century Bancorp, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Century Bancorp, Inc.
Boston, MA 02110
March 11, 2010